SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 66)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.66 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     As detailed in the press release attached hereto as Exhibit (a)(154), the tender offer is hereby terminated.

Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(154) Employee update and press release issued on February 7, 1997.
                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date     February 7, 1997                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller











































                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(154)          Employee update and press release                     2
                  issued on February 7, 1997.















































                                                 Exhibit No. (a)(154)

The following employee update and press release was issued by Western Resources, Inc. on February 7, 1997:

                                                   February 7, 1997

     KCPL, WESTERN RESOURCES FIND COMMON GROUND, ANNOUNCE AGREEMENT TO
                 MERGE; TRANSACTION VALUED AT $2 BILLION

          Citing the need to join forces in a rapidly changing marketplace, the boards of directors of Kansas City Power & Light Company (NYSE:KLT) and Western Resources, Inc. (NYSE:WR) said today they have approved a merger of the two companies.
          In separate meetings, the two boards of directors approved a definitive merger agreement that provides for a tax-free, stock-for-stock transaction valued at approximately $2 billion.
          Under the terms of the agreement, KCPL shareowners will receive $32 of Western Resources' common stock per KCPL share*.
          This merger, which is intended to be accounted for as a pooling-of-interests transaction, will create a company with more than 2 million security and energy customers, $9.5 billion in assets, $3 billion in annual revenues and more than 8,000 megawatts of electric generation resources.
           "We are pleased to be working together to take advantage of the tremendous opportunities this merger presents," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "We are excited about bringing the exceptional talents and skills of all employees together as we continue to position this new company that will benefit customers, shareowners, and our respective communities."
          Both Hayes, and Drue Jennings, KCPL chairman of the board, president, and chief executive officer, said that resolution of the outstanding merger issues will enable the strategic initiatives of both companies to go forward to meet the changing energy marketplace.
          "This transaction provides significant tangible benefits for all involved," said Jennings. "An increase in the per share price, our mutual commitment to no employee layoffs, and long-range cost savings of $1 billion during 10 years exemplify what our two companies can do together immediately. And in the future, this combination will create value for shareowners and choices for customers as we position ourselves to be a premier energy and security provider throughout the nation.
          "We are both gratified to continue our long association in the new company, building on each other's strengths to create a company poised for the future."
          Hayes will remain chairman of the board and chief executive officer. Jennings will become vice chairman of the board of Western Resources and be responsible for electric utility operations of the combined company upon completion of the merger. Six members of the KCPL board will join the board of directors of Western Resources. KCPL, as a division of Western Resources, will continue to have its own board and retain its headquarters in Kansas City, Missouri.
          "Western Resources has taken increasingly bold actions that position the company for a competitive marketplace and that will complement KCPL strengths," said Jennings.
          The merger is conditioned, among other things, upon the approvals of each company's shareowners and the necessary review and approvals of various regulatory agencies, principally the Kansas Corporation Commission, Missouri Public Service Commission, Nuclear Regulatory Commission, and the Federal Energy Regulatory Commission.
          As a result of the merger agreement, Western Resources will terminate its exchange offer.

          You may call 1-800-964-4420 to hear a re-broadcast of today's news conference with John E. Hayes, Jr. and Drue Jennings regarding the merger. The re-broadcast will be available from 6:30 p.m. today through 5 p.m. February 12.

     *Subject to an exchange ratio collar of 0.917 to 1.100 Western Resources shares for each KCPL share.


          This news release/employee update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.